VF 3-8-05

05036763

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AM 3-3-2005

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-23508

RECEIVED FEB 2 3 2005 185

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Unified Financial Securities, INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

431 N. Pennsylvania ST.
(No. and Street)

INDpls, IN 46204
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Steve Highsmith 317-917-7000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JD Cloud &Co LLP
(Name – *if individual, state last, first, middle name*)

1100 Mercantile Center, 120 E. 4Th ST, Cincinnati, OH 45202
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 1 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stephen D. Highsmith, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Unified Financial Securities, Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Stephen D. Highsmith, Jr.
Signature

President & CEO
Title

Carol J. Highsmith
Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

UNIFIED FINANCIAL SECURITIES, INC.

(A Wholly-Owned Subsidiary of Unified Financial Services, Inc.)

FINANCIAL STATEMENTS

For the year ended December 31, 2004

CERTIFIED PUBLIC ACCOUNTANTS

J·D·CLOUD & CO·L·L·P·

CINCINNATI, OHIO

UNIFIED FINANCIAL SECURITIES, INC.

(A Wholly-Owned Subsidiary of Unified Financial Services, Inc.)

TABLE OF CONTENTS

CERTIFIED PUBLIC ACCOUNTANTS

J·D·CLOUD & CO·L·L·P·

120
EAST FOURTH STREET
CINCINNATI
OHIO 45202

INDEPENDENT AUDITORS' REPORT

Board of Directors
Unified Financial Securities, Inc.
Indianapolis, Indiana

We have audited the accompanying statement of financial condition of Unified Financial Securities, Inc. (a wholly-owned subsidiary of Unified Financial Services, Inc) as of December 31, 2004, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Unified Financial Securities, Inc. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules A, B and C are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

J. D. Cloud & Co. L.L.P.
Certified Public Accountants

February 3, 2005

UNIFIED FINANCIAL SECURITIES, INC.
(A Wholly-Owned Subsidiary of Unified Financial Services, Inc.)
STATEMENT OF FINANCIAL CONDITION
At December 31, 2004

ASSETS

Current Assets:		
Cash and cash equivalents:		
Cash in banks	$	87,717
Investments in money market funds		10,823
Total cash and cash equivalents		98,540
Accounts receivable –trade, net of allowance for doubtful accounts of $8,000		97,640
Prepaid and other assets		18,270
Total Current Assets		214,450
Fixed assets, net		3,110
Total Assets	$	217,560

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities:		
Payable to broker-dealers	$	2,362
Payable to affiliated companies		22,937
Accounts payable and accrued expenses		4,451
Accrued compensation		5,903
Total Current Liabilities		35,653
Commitments and contingencies		-
Stockholder's Equity:		
Common stock, no par value, 2,000 shares authorized, 1,800 issued and outstanding		1,800
Additional paid-in capital		5,481,827
Accumulated deficit		(5,301,720)
Total Stockholder's Equity		181,907
Total Liabilities and Stockholder's Equity	$	217,560

The accompanying notes to financial statements are an integral part of these statements.

UNIFIED FINANCIAL SECURITIES, INC.
(A Wholly-Owned Subsidiary of Unified Financial Services, Inc.)
STATEMENT OF OPERATIONS
For the year ended December 31, 2004

Revenue:		
Brokerage and brokerage services	$	348,287
Administrative and support services		169,510
Other		44,109
Total Revenue		561,906
Cost of Sales:		
Trailing commissions expense		13,595
Fund administration		26,207
Brokerage operating charges		29,244
Total Cost of Sales		69,046
Gross Profit		492,860
Expenses:		
Employee compensation and benefits		123,504
Occupancy		8,513
Depreciation and amortization		1,974
Professional fees		81,372
Insurance		4,854
Intercompany management fee		140,293
Registrations		26,929
Provision for bad debts		8,175
Lawsuit settlement		250,000
Other		30,790
Total Expenses		676,404
Loss Before Income Taxes		(183,544)
Income Tax Expense		-
Net Loss	$	(183,544)

The accompanying notes to financial statements are an integral part of these statements.

UNIFIED FINANCIAL SECURITIES, INC.
(A Wholly-Owned Subsidiary of Unified Financial Services, Inc.)
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the year ended December 31, 2004

	Common Stock	Additional Paid in Capital	Accumulated Deficit	Total
BALANCE -				
January 1, 2004	$1,800	5,306,827	(5,118,176)	190,451
Capital contribution	-	175,000	-	175,000
Net loss	-	-	(183,544)	(183,544)
BALANCE -				
December 31, 2004	$1,800	5,481,827	(5,301,720)	181,907

The accompanying notes to financial statements are an integral part of these statements.

UNIFIED FINANCIAL SECURITIES, INC.
(A Wholly-Owned Subsidiary of Unified Financial Services, Inc.)
STATEMENT OF CASH FLOWS
For the year ended December 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Loss	$ (183,544)
Adjustment to reconcile net income to net cash used in operating activities:	
Depreciation and amortization	1,974
Provision for bad debts	8,175
Lawsuit settlement	175,000
(Increase) decrease in operating assets:	
Receivable from affiliated companies	14,338
Accounts receivable	(39,512)
Prepaid and other assets	18,312
Increase (decrease) in operating liabilities:	
Payable to broker-dealers	(26,677)
Accounts payable and accrued expenses	(101,567)
Payable to affiliated companies	22,937
Accrued compensation	(4,869)
Net cash used in operating activities	(115,433)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of equipment	(1,972)
Net cash used in investing activities	(1,972)
CHANGE IN CASH AND CASH EQUIVALENTS	(117,405)
CASH AND CASH EQUIVALENTS:	
BEGINNING OF YEAR	215,945
END OF YEAR	$ 98,540
SUPPLEMENTARY SCHEDULE OF NONCASH FINANCING ACTIVITIES	
Capital contribution by parent resulting from partial assumption of lawsuit settlement.	$ 175,000

The accompanying notes to financial statements are an integral part of these statements.

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Unified Financial Securities, Inc. ("Company"), an Indiana corporation, is a wholly-owned subsidiary of Unified Financial Services, Inc. ("Financial"). The Company is a registered broker-dealer under the Securities Exchange Act of 1934, as amended, and a member of the National Association of Securities Dealers, Inc ("NASD"). The Company provides full service distribution services to the mutual fund industry.

It is the policy of the Company to employ U.S. generally accepted accounting principles in the preparation of its financial statements. A summary of the Company's significant accounting policies consistently applied in the preparation of the accompanying financial statements follow.

USE OF ESTIMATES

The presentation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

ACCOUNTS RECEIVABLE

The Company carries its accounts receivable at cost less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its accounts receivable and establishes an allowance for doubtful accounts, based on a history of past write-offs and collections and current credit conditions.

CASH AND CASH EQUIVALENTS

For purposes of the statements of cash flows, management considers all liquid investments with a maturity of three months or less to be cash equivalents.

FIXED ASSETS

Fixed assets are stated at cost. Depreciation of fixed assets is computed using the straight-line and accelerated methods over the estimated useful lives of the assets. The estimated useful lives are three to seven years.

INCOME TAXES

The Company is included in the consolidated income tax returns filed by Financial. Consolidated income tax expense is generally allocated in accordance with the Financial Tax Sharing Agreement ("Agreement") in place among members of the consolidated group, and is based upon each entity's proportionate share of income, expenses, and credits. Among other provisions, the Agreement stipulates that if a member's tax liability does not result in a positive amount, the member's separate tax liability is deemed to be zero. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

NOTE 2—FIXED ASSETS

Fixed assets at December 31, 2004 consisted of:

Equipment	$ 4,903
Furniture and fixtures	6,088
Total fixed assets	10,991
Accumulated depreciation	(7,881)
Fixed assets, net	$ 3,110

NOTE 3—LEASES

Financial has operating leases expiring in 2007 for office facilities and equipment. Such obligations are allocated between the Company and Unified Fund Services, Inc. ("Fund") (Fund is a wholly-owned subsidiary of Financial). The leases include clauses for adjustment of operating costs and real estate taxes.

The Company's allocation of rent expense was $8,513 for the year ended December 31, 2004.

NOTE 4—INCOME TAXES

The Company records current and deferred income taxes in accordance with SFAS No. 109, as adjusted by certain provisions of the consolidated sharing agreement. The components of income tax expense for the year ended December 31, 2004 are as follows:

Current income tax benefit	
Federal	$ (70,887)
State	(16,679)
Total current income tax benefit	(87,566)
Deferred income tax expense	
Federal	8,482
State	1,996
Total deferred	10,478
Elimination of net income tax benefit under tax sharing agreement provisions	77,088
Net income tax expense	$ -

A net deferred tax asset of approximately $6,000 at December 31, 2004 results principally from temporary differences in the financial and tax basis of the allowance for doubtful accounts and certain accrued liabilities. As of December 31, 2004, a valuation allowance in an amount equal to the net deferred tax asset has been recorded due to uncertainty regarding its realizability.

The income tax expense differs from the tax that would result from applying federal statutory tax rates primarily due to the effect of the tax sharing agreement provision and state income taxes.

NOTE 5—NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's "Uniform Net Capital Rule" (rule 15c3-1). The Uniform Net Capital Rule requires the Company to maintain a minimum net capital, as defined, of 6 2/3% of aggregate indebtedness or $5,000 at December 31, 2004, whichever is greater, and a ratio of aggregate indebtedness to net capital of not more than 15 to 1. At December 31, 2004, the Company had net capital of $65,033, which was $60,033 in excess of its required net capital of $5,000, and a net capital ratio of .55 to 1.

NOTE 6—LEGAL PROCEEDINGS

On November 15, 2001, arbitration was filed against the Company and certain other defendants (Martin and Diane Saniski v. Unified Financial Securities, Inc., Hackett Associates, Inc., Donald Friedman, Louis Aarons and Cliff Cardine, NASD Arbitration No. 01-05465). On November 17, 2004, a settlement was reached whereby Financial paid Saniski Trust $250,000. In connection with their settlement, the Company expensed such amount in the statement of operations and paid $75,000 to Financial (see Note 10). The related legal cost incurred during 2004 was $53,647 and is included in professional fees in the Statement of Operations.

On August 15, 2003, arbitration was filed against the Company and certain other defendants (Frances Jean Bush v Unified Financial Securities, Inc., Waterstone Financial Group, Inc. et al) (NASD Arbitration No. 03-04535). The Company was released from the claim on September 27, 2004. The related legal cost incurred during 2004 with regard to the legal proceeding was $4,557.

The Company was not aware of any outstanding legal issues as of December 31, 2004.

NOTE 7—FINANCIAL INSTRUMENTS

Financial instruments, which potentially subject the Company to concentrations of credit risk, are cash investments, which are placed with high-credit quality financial institutions. The Company believes no significant concentration of credit risk exists with respect to these financial statements. The carrying amounts and estimated fair value of our financial instruments at December 31, 2004 approximates the fair value. FASB Statement No. 107 "Disclosures About Fair Value of Financial Instruments," defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties.

NOTE 8—TRANSACTIONS WITH RELATED PARTIES

Financial, the Company and Fund share leased office facilities, equipment, and administrative services. Fund pays the expenses and charges the other entities. These expenses are allocated based upon estimated usage. The unpaid reimbursement expenses and advances result in receivables.

The allocation of corporate overhead by Financial was $3,673 for 2004. The allocation of overhead by Fund was $136,620 for 2004. At December 31, 2004, the Company had a payable to Fund of $22,937.

NOTE 9—EMPLOYEE BENEFIT PLANS

Financial also maintains a 401(k) retirement plan for substantially all full-time employees who meet certain eligibility requirements. The Company matches the employee's contribution up to fifty percent of the first six percent of the employee's before-tax contribution. For the year ended December 31, 2004, the Company's contribution was $2,277.

NOTE 10—CAPITAL CONTRIBUTION

Due to the settlement of the Saniski Trust litigation on behalf of the Company, Financial made a capital contribution to the Company of $175,000 in 2004.

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17a-5 OF THE

SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

UNIFIED FINANCIAL SECURITIES, INC.
(A Wholly-Owned Subsidiary of Unified Financial Services, Inc.)
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2004

NET CAPITAL:	
Total stockholder's equity	$ 181,907
Deductions and/or charges:	
Membership in exchanges	-
Accounts receivable	-
Aged fail-to-deliver	-
Other deductions	(116,658)
Net capital before haircuts on securities positions	65,249
HAIRCUTS ON SECURITIES	
Common stock	-
Money market investments	216
Other	-
	216
NET CAPITAL	$ 65,033
COMPUTATION OF AGGREGATE INDEBTEDNESS	
Total liabilities	$ 35,653
TOTAL AGGREGATE INDEBTEDNESS	$ 35,653
COMPUTATION OF NET CAPITAL REQUIREMENT	
Net capital requirement (greater of 6 2/3% aggregate indebtedness or $5,000)	$ 5,000
Excess net capital	$ 60,033
Excess net capital if 1,000% (net capital, less 10% of aggregate indebtedness)	$ 61,467
Ratio: Aggregate indebtedness to net capital	.55 to 1

No material differences exist between the above computation and the computation in the Company's unaudited FOCUS Report (Form-X-17A-5).

See Independent Auditors' Report.

UNIFIED FINANCIAL SECURITIES, INC.
(A Wholly-Owned Subsidiary of Unified Financial Services, Inc.)
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
As of December 31, 2004

This calculation is not required. Unified Financial Securities, Inc. is claiming exemption from Rule 15c3-3 under the exemption provision of Rule 15c3-3(k)(2).

UNIFIED FINANCIAL SECURITIES, INC.
(A Wholly-Owned Subsidiary of Unified Financial Services, Inc.)
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
As of December 31, 2004

This calculation is not required. Unified Financial Securities, Inc. is claiming exemption from Rule 15c3-3 under the exemption provision of Rule 15c3-3(k)(2).

J·D·CLOUD & CO·L·L·P·

120
EAST FOURTH STREET
CINCINNATI
OHIO 45202

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Unified Financial Securities, Inc.
Indianapolis, Indiana

In planning and performing our audit of the financial statements and supplemental schedules of Unified Financial Securities, Inc., (a wholly-owned subsidiary of Unified Financial Services, Inc.) for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule

17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

J. D. Cloud & Co. L.L.P.
Certified Public Accountants

February 3, 2005